Man Group USA Inc
Two World Financial Center
27th Floor
New York NY 10281-2700
Tel 212 589 6200
Fax 212 589 6215
www.mangroupplc.com


02002590



December 4, 2001 U.S. POST OFFICE DELAYED


SEC MAIL PROCESSING
RECEIVED
JAN 17 2002
316
WASH, D.C. SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Please stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed stamped envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

v\mb\ltr\Sec12.doc

MARIANNE BARRY

Announcement File : C:\DIPS\FINK13.ANN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Peter Clarke

Tel. No:
020 7285 3181

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Man Group plc

2 Name of director:

Mr Stanley Fink

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
In respect of the director named above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Stanley Fink	4,104,420 shares
Stanley Fink & Mrs Barbara Toni Fink a/c LIT99	500,000 shares
Stanley Fink & Mrs Barbara Toni Fink a/c JJ	50,000 shares
Stanley Fink & Mrs Barbara Toni Fink a/c AM	50,000 shares
Stanley Fink & Mrs Barbara Toni Fink a/c GJ	50,000 shares
E D & F Man Executive Retirement Fund	280,500 shares
Total Shareholding :	5,034,920 shares

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
In relation to the director named above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Disposal at cost by way of charitable donation

7 Number of shares/amount of stock acquired:
n/a

8 Percentage of issued class:
n/a

9 Number of shares/amount of stock disposed:
100,000

10 Percentage of issued class:
0.0374%

11 Class of security:
Ordinary shares of 10p each

12 Price per share:
939p

13 Date of transaction:
26th November 2001

14 Date company informed:
26th November 2001

15 Total holding following this notification:
4,934,920 shares

16 Total percentage holding of issued class following this notification:
1.844%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
n/a

18 Period during which or date on which exercisable:
n/a

19 Total amount paid (if any) for grant of the option:
n/a

20 Description of shares or debentures involved: class, number:
n/a

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
n/a

22 Total number of shares or debentures over which options held following this notification:
n/a

23 Contact name for queries:
Mr Peter Clarke

24 Contact telephone number:
020 7285 3181

25 Name of company official responsible for making notification:
Mr Peter Clarke

Additional Information:
Mr Fink holds awards in respect of 468,612 matching shares and 191,106 shares under the Performance Share Plan. He also holds options over 75,716 shares under the Man Group plc Unapproved Executive Share Option Scheme which was approved by shareholders on 11 July 2001. Mr Fink also holds options over 2,268 shares under the Man Group Sharesave Scheme.

The E D & F Man Group 1990 Employee Trust ("the Employee Trust") holds 1,313,458 shares and has a security interest over 969,741 shares. Executive Directors of

the Company are deemed to be interested in the shares held by the Employee Trust and the shares over which the Employee Trust holds a security interest.

NNNN